# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Springview Holdings Ltd, CIK 0002002236
CUSIP: G83761109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore (U0), 159546
Date of event which requires filing of this statement: 10/17/2024
Filed by CIK 0002062053
Persons authorized to receive notices and communications: Jordan Yi Chun Tse, Chief Financial Officer, 203 Henderson Road #06-01, Henderson Industrial Park, Singapore (U0), 159546, (65) 6271 2282

## Reporting persons
- Siew Yian Lee (CIK 0002062053): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: other (OO); sole voting power 7,000,000; shared voting power 0; sole dispositive power 7,000,000; shared dispositive power 0; aggregate amount beneficially owned 7,000,000 (58.3% of the class)
  Comment: Represents 7,000,000 Class A ordinary shares of the Issuer, each carrying one vote per share, with a par value of US$0.0001 per share (the "Shares"). These Shares are held by AVANTA (BVI) LIMITED, a British Virgin Islands company owned and controlled by Siew Yian Lee. Accordingly, Siew Yian Lee is deemed the beneficial owner of these Shares.
- Avanta (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 7,000,000; shared voting power 0; sole dispositive power 7,000,000; shared dispositive power 0; aggregate amount beneficially owned 7,000,000 (58.3% of the class)
  Comment: Represents 7,000,000 Class A ordinary shares of the Issuer, each carrying one vote per share, with a par value of US$0.0001 per share (the "Shares"). These Shares are held by AVANTA (BVI) LIMITED, a British Virgin Islands company owned and controlled by Siew Yian Lee. Accordingly, Siew Yian Lee is deemed the beneficial owner of these Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Springview Holdings Ltd
Address of issuer's principal executive offices: 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore (U0), 159546
Comment: Springview Holdings Limited is a company incorporated in the Cayman Islands.

## Item 2. Identity and Background
Name of person filing:
(1) Siew Yian Lee (the "Reporting Person").
(2) Avanta (BVI) Limited ("Avanta").
Residence or business address: The business address of both the Reporting Person and Avanta is 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore 159546.
Present principal occupation or employment: The Reporting Person is an executive director of the Issuer. Avanta is an entity owned and controlled by the Reporting Person.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor Avanta has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor Avanta has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Person is a citizen of Singapore.
Avanta is a British Virgin Islands Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired all of the Shares beneficially owned by her as part of a group reorganization on December 1, 2023.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired all of the Shares beneficially owned by her as part of a group reorganization on December 1, 2023. The Reporting Person holds the Shares for investment purposes. The Reporting Person is a member of the board of directors of the Issuer and serves as an executive director and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up Agreement dated October 16, 2024, (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed, subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer's Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Ordinary Shares during the 6-month period following the effective date of the registration statement in connection with the offering, September 30, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Lock-Up Agreement

## Signatures
- Siew Yian Lee: /s/ Siew Yian Lee, Siew Yian Lee, an individual (03/25/2025)
- Avanta (BVI) Limited: /s/ Siew Yian Lee, Siew Yian Lee, controlling shareholder of Avanta (BVI) Limited (03/25/2025)